PROSPECTUS SUPPLEMENT                  THIS PROSPECTUS SUPPLEMENT IS FILED UNDER
(TO PROSPECTUS DATED JULY 19, 1996)    RULE 424(B)(3) AND RELATES TO
                                       REGISTRATION STATEMENT NO. 33-91142


                            PAGEMART WIRELESS, INC.
                  15% SENIOR DISCOUNT EXCHANGE NOTES DUE 2005

                                 --------------

RECENT DEVELOPMENTS

     Attached hereto and incorporated by reference herein is the Form 10-Q Quarterly Report of PageMart Wireless, Inc. for the quarterly period ended September 30, 1996.

                                 --------------

     This Prospectus Supplement, together with the Prospectus, is to be used by Morgan Stanley & Co. Incorporated in connection with offers and sales of the above-referenced securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Morgan Stanley & Co. Incorporated may act as principal or agent in such transactions.


November 15, 1996

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                      ==================================

                                  Form 10-Q

                                  (Mark One)
[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange
                                 Act of 1934

              For the quarterly period ended September 30, 1996

                                      or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities
                             Exchange Act of 1934

        For the Transition Period from          to
                                       ----------  ----------

                         Commission File No. 0-28196

                           PAGEMART WIRELESS, INC.

            (Exact name of registrant as specified in its charter)

             DELAWARE                                          75-2575229
  (State or other jurisdiction of                           (I.R.S. Employer
  incorporation or organization)                           Identification No.)

    6688 N. CENTRAL EXPWY., SUITE 800
             DALLAS, TEXAS                                        75206
  (Address of principal executive offices)                      (Zip Code)

                                (214) 750-5809
             (Registrant's telephone number, including area code)

                                NOT APPLICABLE
  (Former name, former address and former fiscal year, if changed since last report.)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  YES    X                                                 NO
     ----------                                              ----------

As of November 13, 1996, there were 39,736,438 shares of the registrant's common stock outstanding.

                  PAGEMART WIRELESS, INC. AND SUBSIDIARIES
                               INDEX TO FORM 10-Q

PART I.  FINANCIAL INFORMATION                                                     PAGE
                                                                                   ----
ITEM 1.  FINANCIAL STATEMENTS

         CONDENSED CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 1995
             AND SEPTEMBER 30, 1996  . . . . . . . . . . . . . . . . . . . . . . .  3

         CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND NINE
             MONTHS ENDED SEPTEMBER 30, 1995 AND 1996  . . . . . . . . . . . . . .  4

         CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE
             MONTHS ENDED SEPTEMBER 30, 1995 AND 1996  . . . . . . . . . . . . . .  5

         NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  . . . . . . . . . .  6

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS . . . . . . . . . . . .  8

PART II.  OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS . . . . . . . . . . . 19

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K  . . . . . . . . . . . . . . . . . . . . 19

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)




                                                                             December 31,    September 30,
                                                                                 1995            1996
                                                                             ------------    ------------
                                                                                              (Unaudited)
ASSETS
------
Current assets:
    Cash and cash equivalents                                                $     26,973    $     29,865
    Accounts receivable, net                                                       21,503          32,305
    Inventories                                                                    11,179          18,152
    Prepaid expenses and other current assets                                       2,880           2,754
                                                                             ------------    ------------
          Total current assets                                                     62,535          83,076

Restricted investments                                                                500            --

Property and equipment, net                                                        52,827          81,565

Narrowband licenses                                                               133,065         133,065

Deferred debt issuance costs, net                                                   8,436           6,942

Other assets                                                                        6,466           6,912
                                                                             ------------    ------------
          Total assets                                                       $    263,829    $    311,560
                                                                             ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
    Accounts payable                                                         $     23,094    $     22,802
    Current maturities of long-term debt                                            5,479            --
    Deferred revenue                                                               21,409          26,322
    Other current liabilities                                                       6,526           6,991
                                                                             ------------    ------------
          Total current liabilities                                                56,508          56,115

Long-term debt                                                                    219,364         232,576

Commitments and contingencies

Stockholders' equity (deficit):
    Common stock $.0001 par value per share, 75,000,000 shares authorized,
       33,710,053 and 39,730,838 shares issued at December 31, 1995 and
       September 30, 1996,
       respectively                                                                     3               4
    Additional paid-in capital                                                    154,601         225,235
    Accumulated deficit                                                          (166,090)       (201,823)
    Stock subscriptions receivable                                                   (557)           (547)
                                                                             ------------    ------------
          Total stockholders' equity (deficit)                                    (12,043)         22,869
                                                                             ------------    ------------
          Total liabilities and stockholders' equity (deficit)               $    263,829    $    311,560
                                                                             ============    ============



     The accompanying notes to condensed consolidated financial statements are an integral part of these financial statements.

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)



                                        Three Months Ended September 30,  Nine Months Ended September 30,
                                        --------------------------------  -------------------------------
                                              1995            1996            1995            1996
                                          ------------    ------------    ------------    ------------
Revenues:
    Recurring revenue                     $     26,994    $     39,697    $     70,845    $    110,404
    Equipment sales and activation fees         16,348          16,253          42,483          43,208
                                          ------------    ------------    ------------    ------------
          Total revenues                        43,342          55,950         113,328         153,612

Cost of equipment sold                          17,927          19,216          46,599          50,939

Operating expenses:
    Technical                                    6,949           9,756          18,549          26,679
    Selling                                      9,310          10,691          27,091          30,602
    General and administrative                  11,406          13,707          31,171          39,669
    Depreciation and amortization                3,469           5,714           9,362          14,904
                                          ------------    ------------    ------------    ------------
          Total operating expenses              31,134          39,868          86,173         111,854
                                          ------------    ------------    ------------    ------------
          Operating loss                        (5,719)         (3,134)        (19,444)         (9,181)

Other (income) expense:
    Interest expense                             8,032           8,720          22,460          26,036
    Interest income                               (614)           (482)         (1,653)           (847)
    Other                                          229             614             837           1,363
                                          ------------    ------------    ------------    ------------
          Total other (income) expense           7,647           8,852          21,644          26,552
                                          ------------    ------------    ------------    ------------
Net loss                                  $    (13,366)   $    (11,986)   $    (41,088)   $    (35,733)
                                          ============    ============    ============    ============


Net loss per share
    (primary and fully diluted)           $      (0.39)   $      (0.30)   $      (1.25)   $      (0.97)

Weighted average number
   of shares outstanding
    (primary and fully diluted)                 34,691          39,731          32,926          36,695


     The accompanying notes to condensed consolidated financial statements are an integral part of these financial statements.

                    PAGEMART WIRELESS, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)



                                                                                Nine months Ended September 30,
                                                                                -------------------------------
                                                                                     1995            1996
                                                                                 ------------    ------------
Cash flows from operating activities:
    Net loss                                                                     $    (41,088)   $    (35,733)
    Adjustments to reconcile net loss to
       net cash used in operating activities
       Depreciation and amortization                                                    9,362          14,904
       Provision for bad debt                                                           4,627           4,610
       Accretion of discount on senior discount notes                                  19,254          22,760
       Changes in certain assets and liabilities:
           Increase in accounts receivable                                             (6,677)        (15,412)
           (Increase) decrease in inventories                                           2,781          (6,973)
           (Increase) decrease in prepaid expenses and other current assets            (1,094)            126
           Decrease in other assets, net                                                   67              90
           Increase (decrease) in accounts payable                                      2,604            (292)
           Increase in deferred revenue                                                 5,510           4,913
           Increase in other current liabilities                                        3,175             465
                                                                                 ------------    ------------
                Net cash used in operating activities                                  (1,479)        (10,542)
                                                                                 ------------    ------------

Cash flows from investing activities:
    Purchase of narrowband licenses                                                   (74,079)           --
    Purchases of property and equipment, net                                          (24,887)        (42,546)
    Release of restricted cash                                                           --               500
    Other                                                                              (2,568)           (121)
                                                                                 ------------    ------------
                Net cash used in investing activities                                (101,534)        (42,167)
                                                                                 ------------    ------------

Cash flows from financing activities:
    Proceeds from issuance of common stock, net                                        29,578          70,500
    Proceeds from issuance of common stock under
       the stock option/stock issuance plan                                                 6             135
    Payment of stock subscriptions receivable                                            --                10
    Proceeds from issuance of senior discount notes, net                               95,001            --
    Deferred debt issuance costs incurred for Revolving Credit Agreement               (1,386)            (17)
    Borrowings from vendor credit facilities                                            6,657            --
    Payments on vendor credit facilities                                               (3,129)        (15,027)
                                                                                 ------------    ------------
                Net cash provided by financing activities                             126,727          55,601
                                                                                 ------------    ------------

Net increase in cash and cash equivalents                                              23,714           2,892

Cash and cash equivalents, beginning of period                                         14,507          26,973

                                                                                 ============    ============
Cash and cash equivalents, end of period                                         $     38,221    $     29,865
                                                                                 ============    ============

Supplemental disclosures of cash flow information:
    Cash paid during the period for:
           Interest                                                              $      1,530    $      1,154
           Income taxes                                                          $       --      $       --






     The accompanying notes to condensed consolidated financial statements are an integral part of these financial statements.

                   PAGEMART WIRELESS, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996

                                 (UNAUDITED)

1.  GENERAL

         PageMart, Inc. ("PageMart") was incorporated as a Delaware corporation on May 8, 1989 to provide wireless messaging products and services. In January 1995, PageMart effected a corporate reorganization pursuant to which PageMart Nationwide, Inc., a Delaware corporation, became the holding company parent of PageMart. In December 1995, the corporate name was changed from PageMart Nationwide, Inc. to PageMart Wireless, Inc. ("Wireless"). Wireless and its subsidiaries are referred to herein as the "Company." The consolidated financial statements of the Company include the accounts of PageMart and PageMart PCS, Inc., a wholly owned subsidiary of Wireless ("PageMart PCS"). PageMart PCS holds certain narrowband personal communications services licenses. The consolidated financial statements of PageMart include the accounts of PageMart II, Inc., PageMart Operations, Inc., PageMart of California, Inc., PageMart of Virginia, Inc. and PageMart International, Inc. Each of these companies is a wholly-owned subsidiary of PageMart. PageMart II, Inc. and PageMart Operations, Inc. hold certain Federal Communications Commission licenses. PageMart International, Inc., which has had no significant operations to date, holds certain investments in an international venture in Canada. Other than these licenses and international investments, the subsidiaries of PageMart have no significant assets or liabilities.

2.  BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information and are in the form prescribed by the Securities and Exchange Commission in instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim unaudited financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 1995. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

3.  NET LOSS PER SHARE

         Net loss per share amounts as reflected on the statements of operations are based upon the weighted average number of common shares outstanding. As required by the Securities and Exchange Commission rules, all warrants, options and shares issued during the year immediately preceding the initial public offering (see note 5) are assumed to be outstanding prior to the closing of the initial public offering for all periods presented. Shares issuable upon the exercise of stock options and warrants granted before the year immediately preceding the initial public offering or after the closing of the initial public offering were not included in the net loss per share calculation as the effect from the exercise of those options would be antidilutive.

4.  LITIGATION

         On July 8, 1994, an action against the Company was filed in the United States District Court for the Eastern District of New York by Universal Contact Communications Inc., a former reseller of the Company's wireless messaging devices. The Company terminated the reseller relationship due to a monetary default by the plaintiff. The Company subsequently contacted plaintiff's customers in an effort to provide continued service directly through the Company, and discontinued plaintiff's paging services. In the complaint, plaintiff alleges, among other things, that the Company violated federal law by making unsolicited advertisements, breached its contract with plaintiff, slandered plaintiff, converted certain confidential information and trade secrets, tortiously interfered with plaintiff's business and contractual relations, and engaged in unfair competition. Plaintiff seeks, among other things, compensatory damages of $500,000 with respect to each of the nine causes of action included in the complaint, punitive damages of $5,000,000, and various forms of injunctive relief. The Company is vigorously defending the action. Trial has been set for March 3, 1997. In management's opinion, the ultimate outcome of this lawsuit is not expected to have a material adverse effect on the results of operations or financial condition of the Company.

5.  INITIAL PUBLIC OFFERING

         On June 19, 1996, the Company issued an aggregate of 6,000,000 shares of Class A Common Stock in an initial public offering (the "Offering") at a price of $13.00 per share. The Company received proceeds from the Offering of approximately $70.5 million, after deducting underwriting discounts, commissions, fees and expenses associated with the Offering. Upon receipt of the net proceeds, the Company retired vendor debt of approximately $12.9 million and repaid approximately $11.9 million of loans outstanding under the Company's revolving credit facility. The remaining proceeds are expected to be used to fund the initial construction of the Company's narrowband personal communications service transmission network and for general corporate purposes.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         As used herein, references to "Wireless" will be deemed to be references solely to PageMart Wireless, Inc., references to "PageMart" will be deemed to be references to Wireless' principal operating subsidiary, PageMart, Inc., and references to the "Company" will be deemed to be references to Wireless and its subsidiaries. This discussion should be read in conjunction with the PageMart Wireless, Inc. and subsidiaries condensed consolidated financial statements and the notes thereto included elsewhere in this report.

         When used in this discussion, the words 'estimate', 'project', 'plan', 'expect' and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, and those discussed below or in the Company's Form 10-K for the year ended December 31, 1995, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

GENERAL

         The Company has constructed and operates a wireless messaging and communications network and provides paging and other one-way wireless messaging services to its subscribers. In addition, the Company sells and distributes wireless messaging equipment to subscribers, retailers and resellers. The Company earns recurring revenues from each subscriber in the form of fixed periodic fees and incurs substantial operating expenses in offering its services, including technical, customer service and general and administrative expenses. See "Management's Presentation of Results of Operations."

         Since commencing operations in 1990, the Company has invested heavily in its one-way wireless communications network and administrative infrastructure in order to establish nationwide coverage, sales offices in major metropolitan areas, customer service call centers and centralized administrative support functions. The Company incurs substantial fixed operating costs related to its one-way wireless communications infrastructure, which is designed to serve a much larger subscriber base than the Company currently serves in order to accommodate growth. In addition, the Company incurs substantial costs associated with new subscriber additions. As a result, the Company has generated significant net operating losses for each year of its operations. See "Management's Presentation of Results of Operations."

         The Company's strategy is to expand its subscriber base as rapidly as possible to increase cash flow through greater utilization of its nationwide wireless communications network. From September 30, 1995 to September 30, 1996, the number of domestic units in service increased from 1,131,464 to 1,684,937. None of the Company's growth is attributable to acquisitions.
Given its growth strategy and the substantial associated selling and marketing expenses, the Company expects to continue to generate operating losses in 1996 from its one-way wireless communications business. In addition, the Company has begun development of two-way wireless messaging services in 1996 and plans to continue the development and implementation in 1997 and 1998, and expects to incur additional operating losses during the start-up phase for such services. The Company does not anticipate any significant revenues from two-way services during 1996 or 1997; however, it expects to generate significant revenues with respect to two-way services in 1998. The Company's ability to generate operating income is primarily dependent on its ability to attain a sufficiently large installed subscriber base that generates recurring revenues which offset the fixed operating costs of its wireless networks, administration and selling and marketing expenses. The Company intends to achieve this growth by promoting its customized paging and other wireless messaging services through its national sales offices, retail distribution channels, private brand strategic alliances with GTE Corporation, Southwestern Bell Mobile Systems, AT&T Wireless Services, Ameritech Mobile Services, Inc. and long distance reseller EXCEL Telecommunications, Inc., and international expansion.

         During the three months ended September 30, 1996, the Company's affiliate PageMart Canada Limited ("PageMart Canada") added 4,312 subscribers. As a result of its ownership interest in PageMart Canada, the Company's share of the units in service of PageMart Canada was 3,569 units at September 30, 1996.

         Unlike most other paging carriers, the Company sells, rather than leases, substantially all of the messaging equipment used by its subscribers. As a result, the Company has much less capital invested in messaging equipment than other paging carriers since it recoups a substantial portion of messaging equipment costs upon sale to retailers and subscribers. This results in significantly lower capital expenditures and depreciation expense than if the Company leased such equipment to its subscribers. In addition, the Company's financial results are much different from other paging carriers that lease messaging equipment to subscribers because the Company recognizes the cost of messaging equipment sold in connection with adding new subscribers at the time of sale rather than capitalizing and depreciating the cost of messaging equipment over periods ranging from three to five years as occurs with paging carriers that lease messaging equipment to subscribers. In addition, the Company's retail distribution strategy results in the recognition of expenses associated with messaging equipment sales and other sales and marketing expenses in advance of new subscribers being added to the base and generating revenues (as retailers carry inventory).

         The Company sells its messaging equipment through multiple distribution channels, including direct sales, third-party resellers, private brand strategic alliances and local and national retail stores. Selling and marketing expenses are primarily attributable to compensation paid to the Company's sales force, advertising and marketing costs and to losses resulting from the fact that, for competitive and marketing reasons, the Company generally sells each new unit for less than its acquisition cost. The Company's accounting practices result in selling and marketing expenses, including loss on sale of equipment, being recorded at the time a unit is sold. Units sold by the Company during a given month may exceed units activated and in service due to inventory stocking and distribution strategies of the retailers. As a result, selling and marketing expenses per net subscriber addition may fluctuate from period to period.

         The Company derives its recurring revenue primarily from fixed periodic fees for services that are not generally dependent on usage. Consequently, the Company's ability to recoup its initial selling and marketing costs, to meet operating expenses and to achieve profitability is dependent on the average length of each customer's subscription period. As long as a subscriber continues to utilize the Company's service, operating results benefit from the recurring payments of the fixed fees without the incurrence of additional selling expenses by the Company. Conversely, operating results are adversely affected by customer disconnections. Each month a percentage of the Company's existing customers have their service terminated for a variety of reasons, including failure to pay, dissatisfaction with service and switching to a competing service provider. The Company's average monthly disconnection rates for the twelve months ended December 31, 1993, 1994, 1995 and September 30, 1996 were 3.7%, 3.4%, 2.5% and 2.3%, respectively.

         Approximately 90% of the Company's average monthly revenue per unit ("ARPU") is attributable to fixed fees for airtime, coverage options and features. A portion of the remainder of additional ARPU is dependent on usage.

RESULTS OF OPERATIONS

         The Company's principal operations to date are its domestic one-way wireless messaging division. The following discussion of results of operations analyzes the results of the Company's one-way wireless messaging operations, unless otherwise indicated.

         Certain of the following financial information is presented on a per unit basis. Management of the Company believes that such a presentation is useful in understanding the Company's results because it is a meaningful comparison period to period given the Company's growth rate and the significant differences in the number of subscribers of other paging companies.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

Units in Service

         Units in service from domestic operations were 1,131,464 and 1,684,937 as of September 30, 1995 and 1996, respectively, representing an annual growth rate of 49%. In addition, during the quarter ended September 30, 1996, PageMart Canada added 4,312 subscribers. As a result of its ownership interest in PageMart Canada, the Company's share of the units in service of PageMart Canada was 3,569 units at September 30, 1996. The Company has experienced strong growth in units in service due primarily to the success of its sales and marketing strategies in the direct sales, national retail and third-party reseller channels, as well as from private brand strategic alliance programs.

Revenues

         Revenues for the three and nine months ended September 30, 1996 were $56.0 million and $153.6 million, respectively, compared to $43.3 million and $113.3 million for the three and nine months ended September 30, 1995. Recurring revenues for airtime, voicemail, and other services for the three and nine months ended September 30, 1996 were $39.7 million and $110.4 million, respectively, compared to $27.0 million and $70.8 million for the comparable periods ended September 30, 1995. Revenues from equipment sales and activation fees for the three and nine months ended September 30, 1996 were $16.3 million and $43.2 million, respectively, compared to $16.3 million and $42.5 million for the comparable periods ended September 30, 1995. The increases in recurring revenues and revenues from equipment sales and activation fees were primarily due to the rapid growth in the number of units in service. The increase in equipment sales during 1996 was somewhat offset by a decline in the
average price per unit sold.   The Company expects equipment prices per unit
generally to remain constant or decline only slightly as sales volumes increase.

         The Company's ARPU was $8.41 and $8.25 in the third quarter of 1995 and 1996, respectively. In general, over the past twelve months the Company's ARPU has decreased primarily as a result of an increase in subscribers added through private brand strategic alliance and third party reseller channels. This decrease in ARPU has been offset somewhat by a higher mix of multi-city, regional and nationwide services as well as increased sales of other value-added services such as voicemail and toll free numbers. Management anticipates that the Company's ARPU will decline in the foreseeable future due to a higher mix of subscribers added through private brand strategic alliance programs which yield lower ARPU. ARPU is lower for subscribers added through private brand strategic alliances and third party resellers because these are generally high volume customers that are charged reduced airtime rates. However, because private brand strategic alliance partners and third party resellers are responsible for selling and marketing costs, billing, collection and other administrative costs associated with end-users, the Company incurs substantially lower administrative costs with respect to such subscribers.

Cost of Equipment Sold

         The cost of equipment sold for the three and nine months ended September 30, 1996 was $19.2 million and $50.9 million, respectively, compared to $17.9 million and $46.6 million for the three and nine months ended September 30, 1995, respectively. The change in 1996 was a combination of an increase in the number of units sold combined with slightly lower average pager prices paid to suppliers. The Company expects pager costs generally to remain constant, with only modest reductions in cost to the Company as a result of volume purchases. Management anticipates that loss on equipment sold will increase on a per unit basis for the foreseeable future due to increased competition, especially in the national retail channel.

Operating Expenses

         Technical expenses were $9.8 million and $26.7 million for the three and nine months ended September 30, 1996, respectively, compared to $6.9 million and $18.5 million for the comparable 1995 periods. The increase in 1996 resulted primarily from the continued expansion of the Company's nationwide network infrastructure, which resulted in greater expenses associated with the addition of new transmitter sites, transmitter and terminal equipment and telecommunications expenses. On an average monthly cost per unit in service basis, technical expenses decreased from $2.16 in the third quarter of 1995 to $2.03 in the third quarter of 1996. In addition, technical expenses decreased from $2.16 for the nine months ended September 30, 1995 to $2.03 for the nine months ended September 30, 1996. During the three and nine months ended September 30, 1996, the Company incurred $31,000 and $228,000, respectively, in technical expenses associated with the development of its two-way wireless messaging services.

         Selling expenses were $10.7 million and $30.6 million for the three and nine months ended September 30, 1996, respectively, compared to $9.3 million and $27.1 million for the three and nine months ended September 30, 1995, respectively. The increase in 1996 resulted from greater marketing and advertising costs related to the growth in units sold, as well as from increased sales compensation because of the addition of sales personnel in new and existing operating markets. During the nine months ended September 30, 1995 and 1996, the Company added 358,734 and 444,913 net new domestic units in service, respectively. Sales and marketing employees increased from 446 at September 30, 1995 to 534 at September 30, 1996. Management views the net loss on equipment sold to be a component of selling and marketing expenses incurred to add new subscribers. See "Management's Presentation of Results of Operations." Selling and marketing expenses per net subscriber addition (including loss on equipment sales) were $87 and $85 for the nine months ended September 30, 1995 and 1996, respectively. During the three and nine months ended September 30, 1996, the Company incurred $66,000 and $308,000, respectively, in selling expenses associated with its international operations.

         General and administrative expenses (including costs associated with customer service, field administration and corporate headquarters) for the three and nine months ended September 30, 1996 were $13.7 million and $39.7 million, respectively, compared to $11.4 million and $31.2 million for the comparable 1995 periods. The increase was attributable to the Company's expansion of its customer service call centers and continued expansion into new markets to support the growing subscriber base which required additional office space, administrative personnel and customer service representatives. On an average cost per month per unit in service basis, general and administrative expenses were $3.55 and $2.85 in the third quarter of 1995 and 1996, respectively, and $3.64 and $3.01 for the nine months ended September 30, 1995 and 1996, respectively. The per unit decrease was a result of increased operating efficiencies and economies of scale achieved through the growth of the Company's subscriber base. During the three and nine months ended September 30, 1996, the Company incurred $39,000 and $166,000, respectively, in general and administrative expenses associated with the development of its two-way wireless messaging services.

         Depreciation and amortization for the three and nine months ended September 30, 1996 were $5.7 million and $14.9 million, respectively, compared to $3.5 million and $9.4 million for the comparable periods ended September 30, 1995. The increase in 1996 resulted from the continued expansion of the Company's network infrastructure including transmitter and terminal equipment, as well as the purchase and development of a new centralized administrative system during 1995 and 1996. As an average cost per month per unit in service, depreciation and amortization was $1.08 and $1.19 in the third quarter of 1995 and 1996, respectively, and was $1.09 and $1.13 for the nine months ended September 30, 1995 and 1996, respectively.

Interest Expense

         Interest expense for the three and nine months ended September 30, 1996 was $8.7 million and $26.0 million, respectively, compared to $8.0 million and $22.5 million for the comparable periods ended September 30, 1995. The increase in 1996 was primarily the result of increased interest expense related to the 12 1/4% Senior Discount Notes due 2003 issued by PageMart (the "12 1/4% Notes") and the 15% Senior Discount Notes due 2005 issued by Wireless in January 1995 (the "15% Notes"). Interest expense related to the 12 1/4% Notes was $3.0 million and $3.4 million for the three months ended September 30, 1995 and 1996, respectively, and was $8.7 million and $9.8 million for the nine months ended September 30, 1995 and 1996, respectively. Interest expense related to the 15% Notes was $4.2 million and $4.7 million for the three months ended September 30, 1995 and 1996, respectively, and was $11.3 million and $13.6 million for the nine months ended September 30, 1995 and 1996, respectively.

Net Loss

         The Company sustained net losses for the three and nine months ended September 30, 1996 of $12.0 million and $35.7 million, respectively, compared to $13.4 million and $41.1 million for the three and nine months ended September 30, 1995, respectively, principally due to the cost of funding the growth rate of the Company's subscriber base which resulted in an increase in units sold, selling and marketing expenses, operating expenses and interest expense.

MANAGEMENT'S PRESENTATION OF RESULTS OF OPERATIONS

Comparison with GAAP Presentation

         The Company's unaudited condensed consolidated financial statements for the three and nine months ended September 30, 1995 and 1996 included elsewhere in this report, have been prepared in accordance with generally accepted accounting principles ("GAAP"). For internal management purposes the Company prepares statements of operations that are derived from the Company's GAAP financial statements but are reordered in a format that management uses for its internal review of the Company's performance and that management believes is useful in understanding the Company's results.

         Management believes that operating profit before selling expenses is a meaningful indicator of the profitability of the Company's installed base of units in service because it measures the recurring revenues received for services less the costs (including depreciation and amortization) associated with servicing that installed base. Operating profit before selling expenses per subscriber per month for the Company's one-way operations has grown from $.90 during the fourth quarter of 1994 to $2.20 during the third quarter of 1996 due primarily to the Company's increase in subscribers, operating efficiency and resulting benefits in economies of scale. During the third quarter of 1996, the operating profit before selling expense per subscriber per month decreased to $2.20 from $2.35 during the second quarter of 1996 due to lower average revenue per unit combined with an increase in absolute technical expenses associated with network expansion, and increased general and administrative expenses associated with expansion of customer service capabilities.

         In addition, selling and marketing expenses (including loss on equipment sold) provide a measure of the costs associated with obtaining new subscribers that the Company needs to generate the incremental recurring revenue necessary to achieve profitability. Under the GAAP presentation, recurring revenues and equipment and activation revenues are aggregated and are not separately compared to the costs associated with each.

         The items included in management's presentation of the results of operations and their derivation from financial information presented in accordance with GAAP are described below.

         Recurring Revenues. Recurring revenues include periodic fees for airtime, voicemail, customized coverage options, toll free numbers, excess usage fees and other recurring revenues and fees associated with the subscriber base. Recurring revenues do not include equipment sales revenues or initial activation fees. Recurring revenues are the same under both the management and GAAP presentations.

         Technical Expenses. This item is the same under the management and GAAP presentations.

         General and Administrative Expenses. This item is the same under the management and GAAP presentations.

         Depreciation and Amortization. This item is the same under the management and GAAP presentations.

         Operating Profit Before Selling Expenses. Operating profit before selling expenses under the management presentation is equal to recurring revenues less technical expenses, general and administrative expenses and depreciation and amortization. Operating profit before selling expenses is not derived pursuant to GAAP.

         Selling Expenses. Selling expenses under the management presentation represent the cost to the Company of selling pagers and other messaging units to a customer, and are equal to selling costs (sales compensation, advertising, marketing, etc.) plus costs of units sold less revenues from equipment sales and activation fees. As described above, the Company sells rather than leases substantially all of the
         one-way messaging equipment used by subscribers.   Selling expenses
         under the management presentation are not derived pursuant to GAAP. Net loss on equipment sales is not included in the GAAP presentation of selling expenses.

         Operating Income (Loss). This item is the same under the management and GAAP presentations.

         EBITDA. EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is a financial measure commonly used in the paging industry. EBITDA is not derived pursuant to GAAP and therefore should not be construed as an alternative to operating income, as an alternative to cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity. The calculation of EBITDA does not include the commitments of the Company for capital expenditures and payment of debt and should not be deemed to represent funds available to the Company. In the fourth quarter of 1995, the Company's EBITDA from its one-way operations became positive for the first time.

Selected Quarterly Results of Operations

         The table below sets forth management's presentation of results of one-way domestic operations and other data on a quarterly basis for the eight most recent fiscal quarters. This presentation should be read in conjunction with the condensed consolidated financial statements of the Company and the notes thereto included elsewhere in this report and the Company's quarterly reports on Form 10-Q for the corresponding periods below, and should not be considered in isolation or as an alternative to results of operations that are presented in accordance with GAAP (in thousands, except other data).



                                                     Three Months Ended
----------------------------------------------------------------------------------------------------
                           Dec. 31,        Mar 31,        June 30,         Sept. 30,      Dec. 31,
                            1994            1995           1995             1995            1995
                            ----            ----           ----             ----            ----
                                                       (Unaudited)
OPERATING DATA:
Recurring revenues         $17,902         $20,464        $23,387           $26,994       $30,658
Technical expenses           4,802           5,459          6,141             6,842         7,015
General and
  administrative
  expenses                   8,886           9,698         10,067            11,350        12,243
Depreciation and
  amortization               2,354           2,802          3,091             3,469         3,910
                           -------         -------        -------           -------       -------
Operating profit
  before selling
  expenses                   1,860           2,505          4,088             5,333         7,490
Selling expenses (1)        11,732           9,704         10,614            10,889        11,181
                           -------         -------        -------           -------       -------

Operating income

 (loss)                    $(9,872)        $(7,199)       $(6,526)          $(5,556)      $(3,691)
                           =======         =======        =======           =======       =======
EBITDA                     $(7,518)        $(4,397)       $(3,435)          $(2,087)        $ 219
                           =======         =======        =======           =======       =======

OTHER DATA:
Units in service (2)       772,730         874,944      1,008,683         1,131,464     1,240,024
Net subscriber
  additions                164,303         102,214        133,739           122,781       108,560
ARPU (3)                     $8.64           $8.28          $8.28             $8.41         $8.62
Operating profit
  before selling
  expenses per
  subscriber per
  month (4)                    .90            1.01           1.45              1.66          2.11
Selling expenses
  per net subscriber
  addition (1)(5)
                                71              95             79                89           103
Capital employed
  per unit in
  service (6)                   42              45             39                39            40

                                  Three Months Ended
---------------------------------------------------------------------
                           Mar 31,         June 30,       Sept. 30,
                            1996             1996           1996
                            ----             ----           ----
                                         (Unaudited)
OPERATING DATA:
Recurring revenues         $33,743         $36,964        $39,697
Technical expenses           7,943           8,783          9,725
General and
  administrative
  expenses                  12,792          13,043         13,668
Depreciation and
  amortization               4,248           4,942          5,714
                           -------         -------        -------
Operating profit
  before selling
  expenses                   8,760          10,196         10,590
Selling expenses (1)        11,601          12,836         13,588
                           -------         -------        -------
 Operating income
  (loss)                   $(2,841)        $(2,640)       $(2,998)
                           =======         =======        =======
EBITDA                     $ 1,407         $ 2,302        $ 2,716
                           =======         =======        =======

OTHER DATA:
Units in service (2)     1,374,146       1,524,297      1,684,937

Net subscriber
  additions                134,122         150,151        160,640
ARPU (3)                     $8.61           $8.50          $8.25
Operating profit
  before selling
  expenses per
  subscriber per
  month (4)                   2.23            2.35           2.20
Selling expenses
  per net
  subscriber
  addition (1)(5)
                                86              85             85
Capital employed
  per unit in
  service (6)                   41              49             49





(1)  Includes loss on sale of equipment.

(2)  Stated as of the end of each period.

(3) Calculated by dividing recurring revenues for the quarter by the average number of units in service during that quarter. Stated as the monthly average for the quarter.

(4) Calculated by dividing operating profit before selling expenses (selling expenses include loss on sale of equipment) for the quarter by the average number of units in service during that quarter. Stated as the monthly average for the quarter.

(5) Calculated by dividing selling expenses, including loss on sale of equipment, for the quarter by the net subscriber additions for the quarter.

(6) Calculated by dividing total assets (excluding cash, narrowband personal communications services ("NPCS") licenses and international investments) minus current liabilities (excluding currentmaturities of long-term debt) at the end ofthe period, by units in service at the end of the period.

Supplementary Information

         The following table sets forth supplementary financial information related to the Company's various operations (in thousands):

                                                    THREE MONTHS ENDED SEPTEMBER 30, 1996
                                                    -------------------------------------
                                          PAGEMART         PAGEMART         PAGEMART
                                           ONE-WAY         TWO-WAY        INTERNATIONAL(1)  TOTAL
                                           -------         -------        -------------     -----
                                                                 (UNAUDITED)
Revenues                                 $ 55,950           $  --             $ --       $ 55,950
Technical expense                           9,725              31               --          9,756
Selling expense                            10,625              --               66         10,691
General and administrative expense         13,668              39               --         13,707
Operating loss                            ( 2,998)            (70)             (66)       ( 3,134)
EBITDA                                      2,716             (70)             (66)         2,580
Total assets                              164,531         144,678            2,351        311,560
Capital expenditures                       11,810           3,539               --         15,349


                                                    NINE MONTHS ENDED SEPTEMBER 30, 1996
                                                    ------------------------------------
                                          PAGEMART         PAGEMART         PAGEMART
                                           ONE-WAY         TWO-WAY        INTERNATIONAL(1)  TOTAL
                                           -------         -------        -------------     -----
                                                                 (UNAUDITED)

Revenues                                 $153,612          $   --           $   --       $153,612
Technical expense                          26,451             228               --         26,679
Selling expense                            30,294              --              308         30,602
General and administrative expense         39,503             166               --         39,669
Operating loss                             (8,479)           (394)            (308)        (9,181)
EBITDA                                      6,425            (394)            (308)         5,723
Total assets                              164,531         144,678            2,351        311,560
Capital expenditures                       36,484           6,062               --         42,546

(1) Expenses reflected in this table are for the Company's international headquarters operations. The Company accounts for its investments in Canada under the equity method; consequently, the Company's share of expenses from its Canadian operations are not reflected in this table.

SEASONALITY

         Pager usage is slightly higher during the spring and summer months, which is reflected in higher incremental usage fees earned by the Company. The Company's retail sales are subject to seasonal fluctuations that affect retail sales generally. Otherwise, the Company's results are generally not significantly affected by seasonal factors.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's operations require substantial capital investment for the development and installation of its wireless communications network, the procurement of messaging equipment and expansion into new markets. To date, these investments by the Company have been funded by the proceeds from the issuance of common stock, preferred stock, the 12 1/4% Notes and the 15% Notes, as well as borrowings under vendor financing and revolving credit agreements.

         Capital expenditures for the nine months ended September 30, 1996 were $42.5 million compared to $24.9 million for the nine months ended September 30, 1995. Capital expenditures for the nine months ended September 30, 1996 include approximately $6.1 million related to the development of two-way messaging services. During October 1996, the Company committed to purchase network infrastructure equipment and related services for use in its two-way network and estimates spending between $5 and $6 million on such equipment over the next four months. The Company's expansion of its one-way wireless communications network and related administrative facilities will require capital expenditures for the remainder of 1996 currently estimated to be an additional $8 to 13 million. During December 1995, the Company committed to purchase $40 million in network infrastructure equipment from a significant vendor from December 1, 1995 to October 31, 1999. Through October 31, 1996 the Company has purchased $18.3 million of network infrastructure under the purchase commitment.

         The Company's net cash used in operating activities for the nine months ended September 30, 1996 was $10.5 million compared to $1.5 million for the nine months ended September 30, 1995. Net cash used in investing activities was $42.2 million for the nine months ended September 30, 1996 compared with $101.5 million for the comparable 1995 period. Of such $101.5 million used in investing activities, $74.1 million was for the acquisition of NPCS licenses and the remainder was primarily for capital expenditures. Net cash provided by financing activities, including borrowings and equity issuances was $55.6 million for the nine months ended September 30, 1996 compared with $126.7 million for the nine months ended September 30, 1995.
Cash provided in 1995 resulted primarily from the $100.1 million of net proceeds from the issuance of the 15% Notes and non-voting common stock in January 1995. Cash provided in 1996 resulted primarily from $70.5 million of net proceeds received in connection with the initial public offering of the Company's Class A Common Stock (the "Offering"), offset partially by payments made on vendor credit facilities. Long-term obligations, less current maturities, increased by approximately $13.2 million during the nine months ended September 30, 1996. The increase resulted from the accretion of the 15% Notes and the 12 1/4% Notes, partially offset by the retirement of vendor debt.

         In June 1996, the Company sold an aggregate of 6.0 million shares of Class A Common Stock in the Offering at a price to the public of $13 per share. The Company received net proceeds of approximately $70.5 million of which approximately $12.9 million was used to retire vendor debt and $11.9 million was used to repay outstanding loans under the Company's revolving credit facility.

         As of September 30, 1996, the Company had no amounts outstanding under vendor financing or revolving credit agreements and its indebtedness under the 12 1/4% Notes was $104.5 million and its indebtedness under the 15% Notes was $128.1 million.

         The 12 1/4% Notes, which are unsecured senior obligations of PageMart, mature in 2003 and were issued at a substantial discount from their principal amount at maturity. The accretion of original issue discount on the 12 1/4% Notes will cause an increase in indebtedness from September 30, 1996 to November 1, 1998 of $32.0 million. From and after November 1, 1998, interest on the 12 1/4% Notes will be payable semiannually, in cash.

         The 15% Notes, which are unsecured senior obligations of Wireless, mature in 2005 and were issued at a substantial discount from their principal amount at maturity. The accretion of original issue discount on the 15% Notes will cause an increase in indebtedness from September 30, 1996 to February 1, 2000 of $79.2 million. From and after February 1, 2000, interest on the 15% Notes will be payable semiannually, in cash.

         In 1992, PageMart entered into an equipment lease with Glenayre Technologies, Inc. (the "Vendor Lease Financing Agreement"), providing for the financing of transmitter equipment. On June 28, 1996, the Company retired $8.8 million of debt outstanding under the Vendor Lease Financing Agreement and the Vendor Lease Financing Agreement was terminated.

         In May 1994, PageMart entered into a vendor purchase financing agreement with Motorola, Inc. (the "Vendor Purchase Financing Agreement"), providing for the financing of transmitter equipment. On June 28, 1996, the Company retired $4.1 million of debt outstanding under the Vendor Purchase Financing Agreement and the Vendor Purchase Financing Agreement was terminated.

         In May 1995, the Company entered into a four year Revolving Credit Agreement (the "Revolving Credit Agreement") with BT Commercial Corporation, as Agent, and Bankers Trust Company, as Issuing Bank, which provides for a $50 million revolving line of credit. As of September 30, 1996 there were no loans outstanding under the Revolving Credit Agreement. The maximum amount available under the Revolving Credit Agreement at any time is limited to a borrowing base amount equal to the lesser of (i) 80% of eligible accounts receivable plus 50% eligible inventory owned by Wireless, and (ii) an amount equal to the service contribution (as defined in the Revolving Credit Agreement) of Wireless and its subsidiaries for the immediately preceding three-month period times 4.0. As of September 30, 1996, the amount available under the Revolving Credit Agreement was $38.5 million. Management anticipates borrowings under the Revolving Credit Agreement during 1997.

         The indenture under which the 15% Notes were issued (the "15% Indenture"), the indenture under which the 12 1/4% Notes were issued (the "12 1/4% Indenture") and the Revolving Credit Agreement contain certain restrictive covenants that, among other things, limit the ability of the Company to incur indebtedness, pay dividends, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets, enter into leases and engage in mergers and consolidations, and the Revolving Credit Agreement requires the Company to maintain certain financial ratios and limits the ability of the Company to make capital expenditures. In addition, the 12 1/4% Indenture prohibits PageMart from paying any dividends or making other distributions on its capital stock, making loans to Wireless, merging or consolidating with Wireless or assuming or guaranteeing any obligations of Wireless unless PageMart is in compliance with certain interest coverage ratios and certain other requirements. PageMart may, however, sell its assets to Wireless in transactions that are arm's length in nature. Wireless is currently a holding company with no business or operations of its own. Because all of Wireless's operations are conducted through its subsidiaries, Wireless's cash flow and consequently its ability to service debt, is almost entirely dependent upon the earnings of its subsidiaries and the distribution of those earnings or upon loans or other payment of funds by those subsidiaries to Wireless. Wireless's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to Wireless's obligations or to make any funds available therefor, whether by dividends, loans or other payments. Until the maturity of the 12 1/4% Notes, which mature on November 1, 2003, earlier repayment of such indebtedness or compliance with the requirements of such debt instruments, Wireless will be unable to use any amount of cash generated by the operations of PageMart and its subsidiaries. However, currently Wireless does not have significant cash requirements until March 1999 when the Revolving Credit Agreement matures.

         On November 15, 1995, the Company purchased through PageMart International, Inc., 200,000 shares of voting common stock of PageMart Canada, which represents 20% of the ownership of PageMart Canada. PageMart International, Inc. also owns 33% of the voting common stock of the holding company parent of PageMart Canada ("Canada Holding"), which owns the remaining 80% of the voting common stock of PageMart Canada. The Company's investment in Canada Holding and PageMart Canada totals approximately $3.7 million.

         As of September 30, 1996, the Company had approximately $29.9 million in cash and cash equivalents. The Company's cash balances and borrowings available under the Revolving Credit Agreement are expected to be sufficient to fund the Company's one-way operations and related capital requirements through 1997.

         Significant additional financing will be required to complete the construction of a transmission network for two-way services and other start-up costs and selling and marketing expenses associated with the development and implementation of two-way services. The Company anticipates investing $75 to $100 million through fiscal 1998 to test and construct a two-way transmission network. Thereafter, the Company anticipates that the two-way operations may require up to $100 million of additional investment to substantially complete the network buildout. The Company expects to lease rather than sell a portion of its two-way messaging units. The Company expects to require additional financing to complete the buildout which may include entering into joint venture arrangements; however, there can be no assurance that sufficient financing will be available to the Company. The Company's ability to incur indebtedness is limited by the covenants contained in the 15% Indenture, the 12 1/4% Indenture and the Revolving Credit Agreement, and as a result any additional financing may need to be equity financing.

         Future revenues, costs, product mix and new product acceptance are all influenced by a number of factors which are inherently uncertain and difficult to predict. Therefore, no assurance can be given that financing for such investments will be available. No assurance can be given that the Company's strategy will be implemented as currently planned or that the Company's operations will generate positive cash flows.

                            PART II.  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

         The Company is involved in various lawsuits arising in the normal course of business. In management's opinion, the ultimate outcome of these lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

         On July 8, 1994, an action against the Company was filed in the United States District Court for the Eastern District of New York by Universal Contact Communications Inc., a former reseller of the Company's wireless messaging devices. The Company terminated the reseller relationship due to a monetary default by the plaintiff. The Company subsequently contacted plaintiff's customers in an effort to provide continued service directly through the Company, and discontinued plaintiff's paging services. In the complaint, plaintiff alleges, among other things, that the Company violated federal law by making unsolicited advertisements, breached its contract with plaintiff, slandered plaintiff, converted certain confidential information and trade secrets, tortiously interfered with plaintiff's business and contractual relations, and engaged in unfair competition. Plaintiff seeks, among other things, compensatory damages of $500,000 with respect to each of the nine causes of action included in the complaint, punitive damages of $5,000,000, and various forms of injunctive relief. The Company is vigorously defending the action. Trial has been set for March 3, 1997. In management's opinion, the ultimate outcome of this lawsuit is not expected to have a material adverse effect on the results of operations or financial condition of the Company.

         Local 337 of the International Brotherhood of the Teamsters has filed a petition to organize the employees of the Detroit PageMart office. The union is attempting to organize all full and part time sales and support personnel. There are currently thirteen employees in sales and support. The election has been scheduled by the National Labor Relations Board for December 10, 1996. A majority of those voting must vote for the union in order for the union to win the election. In management's opinion, the ultimate outcome of the election is not expected to have a materially adverse effect on the results of operations or financial condition of the Company.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                 None.

ITEM 6.  EXHIBITS AND REPORTS ON  FORM 8-K

(a)      Exhibits
         --------

                 The exhibits listed on the accompanying index to exhibits are filed as part of this quarterly report.

(b)      Reports on Form 8-K
         -------------------

                 None.

                                  SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                       PAGEMART WIRELESS, INC.



                                       /s/ JOHN D. BELETIC
                                       ------------------------------
                                       JOHN D. BELETIC
NOVEMBER 14, 1996                      CHAIRMAN, PRESIDENT AND
                                       CHIEF EXECUTIVE OFFICER





                                       /s/ G. CLAY MYERS
                                       ------------------------------
                                       G. CLAY MYERS
NOVEMBER 14, 1996                      VICE PRESIDENT, FINANCE,
                                       CHIEF FINANCIAL OFFICER AND
                                       TREASURER (PRINCIPAL FINANCIAL
                                       AND CHIEF ACCOUNTING OFFICER)

                                 EXHIBIT INDEX



EXHIBIT NO.               DESCRIPTION
-----------               -----------
4.1 *          Indenture dated as of October 19, 1993, between PageMart, Inc.
               and United States Trust Company of New York, as Trustee, relating to the 12 1/4% Senior Discount Notes due 2003.

4.2 *          Indenture dated as of January 17, 1995 between PageMart
               Nationwide,Inc. and United States Trust Company of New York, as
               Trustee, relating to the 15% Senior Discount Notes due 2005.

10.1 **        PageMart Wireless, Inc. Fourth Amended and Restated 1991 Stock
               Option Plan

11.1 ** Statement regarding computation of per share loss for the three months ended September 30, 1996

11.2 ** Statement regarding computation of per share loss for the three months ended September 30, 1995

11.3 ** Statement regarding computation of per share loss for the nine months ended September 30, 1996

11.4 ** Statement regarding computation of per share loss for the nine months ended September 30, 1995

27.1 **        Financial Data Schedule.



* Each of these exhibits is hereby incorporated by reference to the Registration Statement of the Company on Form S-1, Registration No. 33-91142.

**   Filed herewith

                                                                   EXHIBIT 10.1


                            PAGEMART WIRELESS, INC.

               FOURTH AMENDED AND RESTATED 1991 STOCK OPTION PLAN


                                   ARTICLE I

                               GENERAL PROVISIONS


       1.     PURPOSE

       The purpose of the PageMart Wireless, Inc. Fourth Amended and Restated 1991 Stock Option Plan (the "Plan") is to strengthen PageMart Wireless, Inc., a Delaware corporation (the "Corporation"), by providing eligible individuals who are responsible for the management, growth and financial success of the Corporation or who otherwise render valuable services to the Corporation with the opportunity to acquire a proprietary interest, or increase their proprietary interest, in the Corporation and thereby providing a means of attracting competent personnel and encouraging them to remain in the service of the Corporation.

       2.     ADMINISTRATION OF THIS PLAN

        This Plan shall be administered by the Stock Option Committee of the Board (the "Committee") which shall be comprised of two (2) or more directors, each of whom shall be a "non-employee director," as defined in Rule 16b-3, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Committee shall have full power and authority (subject to the provisions of this Plan) to establish such rules and regulations as it may deem appropriate for the proper Plan administration and to construe the terms of and make such determinations under, and issue such interpretations of, this Plan and any outstanding option grants as it may deem necessary or advisable. Decisions of the Committee shall be final and binding on all parties who have an interest in this Plan or any outstanding option.

       3.     PERSONS ELIGIBLE TO RECEIVE OPTION GRANTS

              (a) The persons eligible to receive option grants pursuant to this Plan ("Optionees") are limited to the following:

                     (i) key employees (including officers and directors) of the Corporation (or its Parent or Subsidiary (as such terms are hereinafter defined) corporations) who render services which contribute to the success and growth of the Corporation (or its Parent or Subsidiary corporations) or which may reasonably be anticipated to contribute to the future success and growth of the Corporation (or its Parent or Subsidiary corporations); and

                     (ii) the non-employee members of the Board (as such term is hereinafter defined) or the non-employee members of the board of directors of any Parent or Subsidiary corporations.

              (b) The Committee shall have full authority to determine, with respect to the option grants made under this Plan, which eligible individuals are to receive option grants, the number of shares to be covered by each such grant, the status of the granted option as either an Incentive Option or a Non-Statutory Option (as such terms are hereinafter defined), the time or times at which each granted option is to become exercisable and the maximum term for which the option may remain outstanding.

       4.     STOCK SUBJECT TO THIS PLAN

              (a) The stock issuable under this Plan shall be shares of the Corporation's authorized but unissued or reacquired Class A convertible common stock, par value $.0001 per share ("Common Stock"). The maximum number of shares which may be issued over the term of this Plan shall not exceed 4,550,000 shares. However, any shares of Common Stock issued under the Corporation's Third Amended and Restated 1991 Stock Issuance Plan will reduce, on a share-for-share basis, the number of shares issuable under this Plan. The total number of shares issuable in the aggregate under this Plan and the Third Amended and Restated 1991 Stock Issuance Plan shall be subject to adjustment from time to time in accordance with the provisions of Section 4(c) of this Article I.

              (b) Shares subject to (i) the portion of one or more outstanding options which are not exercised prior to expiration or termination and (ii) outstanding options cancelled in accordance with the cancellation-regrant provisions of Section 5 of Article II will be available for subsequent option grants under this Plan. The shares which shall not be available for subsequent option grants under this Plan include (A) shares subject to an option surrendered under this Plan in connection with a Change in Control (as such term is hereinafter defined) and (B) shares issued pursuant to the exercise of an option (whether as vested or unvested shares) which are repurchased by the Corporation.

              (c) In the event that the Committee shall determine that any dividend or other distribution (whether in the form of shares of Common Stock or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of securities of the Corporation, or other similar corporate transaction or event affects the benefits or potential benefits intended to be made available under this Plan such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then the Committee may, in such manner as it may deem equitable, adjust any or all of (i) the number of shares of Common Stock subject to this Plan and which thereafter may be made the subject of options under this Plan,
       (ii) the number of shares of Common Stock subject to outstanding options, (iii) the nature of the consideration (including, without limitation, other securities of the Corporation, securities of another entity and/or other property) to be received upon exercise of an option and/or (iv) the grant, purchase or exercise price with respect to any option, or, if deemed appropriate, make provisions for a cash payment to the holder of an outstanding option; provided, however, in each case, that with respect to Incentive Options no such adjustment shall be authorized to the extent that such adjustment would cause this Plan to violate Section 422(b)(1) or 424(a) of the Code (as such term is hereinafter defined) or any successor provisions thereto; and provided further, however, that the number of shares of Common Stock subject to any option payable or denominated in shares of Common Stock shall always be a whole number. Notwithstanding the foregoing, Non-Statutory Options shall be subject to only such adjustment as shall be necessary to maintain the proportionate interest of the Optionee and preserve, without exceeding, the value of such option.

              (d) Common Stock issuable under this Plan may be subject to such restrictions as may be determined by the Committee, including, without limitation, restrictions on transfer, repurchase rights and other restrictions.

       5.     DEFINITIONS

              The following definitional provisions shall be in effect for all purposes under this Plan:

              (a)    Board  means  the  board  of  directors  of  PageMart
       Wireless, Inc.

              (b) Change in Control means the acquisition of fifty percent (50%) or more of the Corporation's outstanding voting stock pursuant to a tender or exchange offer made by a person or group of related persons (other than the Corporation or a person that directly or indirectly controls, is controlled by or is under common control with the Corporation) which the Board does not recommend to the stockholders.

              (c)    Code means the Internal Revenue Code of 1986, as amended.

              (d) Corporation means PageMart Wireless, Inc., a Delaware corporation.

              (e) Corporate Transaction means one or more of the following stockholder-approved transactions:

                     (i) a merger or consolidation in which the Corporation is not the surviving entity, provided securities possessing fifty percent (50%) or more of the total combined voting power of the Corporation's outstanding voting securities are transferred to a person or persons different from those who held such securities immediately prior to such transaction,

                     (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation other than in the ordinary course of business, or

                     (iii) any reverse merger in which the Corporation is the surviving entity but in which securities possessing fifty percent (50%) or more of the total combined voting power of the Corporation's outstanding voting securities are transferred to person or persons different from those who held such securities immediately prior to such merger.

       In no event shall any merger, consolidation or other reorganization involving the Corporation be deemed to constitute a Corporate Transaction if the primary purpose of such transaction is either to change the State in which the Corporation is incorporated or to create a holding-company structure whereby the Corporation's stockholders of record become the stockholders of the holding company.

              (f) Employee means an individual who is in the employ of the Corporation or one or more Parent or Subsidiary corporations. An Optionee shall be considered to be an Employee for so long as such individual remains in the employ of the Corporation or one or more Parent or Subsidiary corporations, subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.

              (g) Exercise Date shall be the date on which both (i) written notice of the exercise of an outstanding option under this Plan and (ii) payment of the option price are delivered to the Corporation.

              (h) Fair Market Value of a share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

                     (i) If the Common Stock is not at the time listed or admitted to trading on any national securities exchange but is traded in the over-the-counter market, the Fair Market Value shall be the mean between the highest bid and the lowest asked prices (or, if such information is available, the closing sales price) per share of Common Stock on the date in question in the over-the-counter market, as such prices are reported by the National Association of Securities Dealers through its Nasdaq National Market System or any successor system. If there are no reported bid and asked prices (or closing sales price) for the Common Stock on the date in question, then the mean between the highest bid and lowest asked prices (or closing sales price) on the last preceding date for which such quotations exist shall be determinative of Fair Market Value.

                     (ii) If the Common Stock is at the time listed or admitted to trading on any national securities exchange, then the Fair Market Value shall be the closing sales price per share of Common Stock on the date in question on the national securities exchange determined by the Committee to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no reported sale of Common Stock on such exchange on the date in question, then the fair market value shall be the closing sales price on the exchange on the last preceding date for which such quotation exists.

                     (iii) If the Common Stock is at the time neither listed nor admitted to trading on any national securities exchange nor traded in the over-the-counter market, or if the Committee determines that the valuation provisions of subparagraphs (i) and
              (ii) above will not result in a true and accurate valuation of the Common Stock, then the Fair Market Value shall be determined by the Committee after taking into account such factors as the Committee shall deem appropriate under the circumstances.

              (i) Incentive Option means an incentive stock option which satisfies the requirements of Section 422 of the Code.

              (j) Non-Statutory Option means an option that does not meet (whether at the time of the grant of such option or subsequently) the statutory requirements prescribed for an Incentive Option.

              (k) Notice of Grant means written notification (in substantially the form attached hereto as EXHIBIT B) of the grant of an option pursuant to this Plan.

              (l) Parent corporation means any corporation which, directly or indirectly, owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock of the Corporation .

              (m)    Permanent Disability shall have the meaning set forth in
       Section 22(e)(3) of the Code, or any successor provision thereto.

              (n) Plan means this Fourth Amended and Restated 1991 Stock Option Plan of the Corporation.

              (o) Service means the performance of services for the Corporation or one or more Parent or Subsidiary corporations by an individual in the capacity of an Employee or a non-employee member of the Board or the board of directors of such Parent or Subsidiary corporations, unless a different meaning is specified in the Stock Option Agreement. An Optionee shall be deemed to remain in Service for so long as such individual renders services to the Corporation or any Parent or Subsidiary corporation on a periodic basis in the capacity of an Employee or a non-employee member of the Board or the board of directors of such Parent or Subsidiary corporation.

              (p) Stock Option Agreement means a stock option agreement, in substantially the form attached hereto as EXHIBIT A and incorporated herein by reference (the "Stock Option Agreement"), incorporating any repurchase rights or first refusal rights retained by the Corporation with respect to the Common Stock purchased under an option.

              (q) Subsidiary corporation means any corporation of which the Corporation, directly or indirectly, owns, at the time of the determination, stock possessing fifty percent

       (50%) or more of the total combined voting power of all classes of stock of the corporation in question.

              (r) 10% Stockholder means the owner of stock (as determined under Section 424(d) of the Code) possessing 10% or more of the total combined voting power and value of all classes of stock of the Corporation or any Parent or Subsidiary corporation.


                                   ARTICLE II

                                 OPTION GRANTS

       1.     TERMS AND CONDITIONS OF OPTIONS

       Options granted pursuant to this Plan shall be authorized by action of the Committee and may, at the discretion of the Committee, be either Incentive Options or Non-Statutory Options. Each granted option shall be evidenced by a Stock Option Agreement and a Notice of Grant; provided, however, that each Stock Option Agreement shall comply with and incorporate the terms and conditions specified below. Each Stock Option Agreement evidencing an Incentive Option shall, in addition, be subject to the applicable provisions of
Section 2 of this Article II.

              (a)    Option Price.

                     (i) The option price per share shall be fixed by the Committee; provided, however, that in no event shall the option price per share be less than eighty-five percent (85%) for Non-Statutory Options or less than one hundred percent (100%) for Incentive Options of the Fair Market Value of a share of Common Stock on the date of the option grant.

                     (ii) If the individual to whom the option is granted is at the time a 10% Stockholder and the option granted is an Incentive Option, then the option price per share shall not be less than one hundred ten percent (110%) of the Fair Market Value of the Common Stock on the grant date.

                     (iii) The option price shall be payable in such form and by such method as shall be determined by the Committee, including, without limitation, cash (subject to the provisions of Article III, Section 1), shares of Common Stock, other securities or other property or any combination thereof, having a fair market value (as determined in accordance with the terms of this Plan in the case of Common Stock and in all other cases by such methods or procedures as shall be authorized by the Committee) on the Exercise Date equal to the relevant exercise price (including payment in accordance with a cashless exercise program under which, if so instructed by the person exercising the option, shares of Common Stock may be issued directly to such person's broker or dealer upon receipt of the purchase price in cash from the broker or dealer).

              (b) Term and Exercise of Options. Each option granted under this Plan shall be exercisable at such time or times, during such period, and for such number of shares of Common Stock as shall be determined by the Committee and set forth in the Stock Option Agreement evidencing such option. However, no option granted under this Plan shall have a term in excess of ten (10) years from the grant date, and no Incentive Option granted to a 10% Stockholder shall have a term in excess of five (5) years from the grant date.

              (c) Nontransferability of Options. During the lifetime of the Optionee, the option shall be exercisable only by the Optionee or by the Optionee's duly appointed guardian or personal representative and shall not be assignable or transferable by the Optionee otherwise than by will or by the laws of descent and distribution following the Optionee's death.

              (d)    Termination of Service.

                     (i) Should an Optionee cease to remain in Service for any reason other than (i) Permanent Disability, (ii) death or
              (iii) for Cause (as such term is hereinafter defined), an option (to the extent otherwise exercisable on the date of such termination) shall be exercisable by the Optionee at any time prior to the expiration date of the option (except as otherwise provided pursuant to Section 6 of this Article II) or within three (3) months after the date of such termination, whichever is the shorter period.

                     (ii) If an Optionee's Service ceases by reason of the Optionee's Permanent Disability, an option (to the extent otherwise exercisable on the date of such termination by reason of Permanent Disability) shall remain exercisable by the Optionee at any time prior to the expiration date of the option (except as otherwise provided pursuant to Section 6 of this Article II) or within twelve (12) months after the date of such termination, whichever is the shorter period.

                     (iii) If an Optionee's Service ceases as a result of death, an option (to the extent otherwise exercisable on the date of the death of such Optionee) shall remain exercisable by the person or persons entitled to do so under the Optionee's will, or, if the Optionee shall fail to make testamentary disposition of said option or shall die intestate, by the Optionee's legal representative or representatives, at any time prior to the expiration date of the option (except as otherwise provided pursuant to Section 6 of this Article II) or within twelve (12) months after the date of such death, whichever is the shorter period.

                     (iv) If the Optionee's Service ceases as a result of termination for Cause (as hereinafter defined), any then outstanding options of such Optionee shall automatically terminate as of the termination date. As used herein, termination for "Cause" shall mean termination upon the occurrence of one or more of the following events:

                            (A) The Optionee's failure to substantially perform his duties with the Corporation or any Parent or Subsidiary corporation as determined by the Committee in its sole discretion following receipt by the Optionee of written notice of such failure and the Optionee's failure to remedy such failure within thirty (30) days after receipt of such notice (other than failure from his incapacity during physical or mental illness);

                            (B) The Optionee's willful failure or refusal to perform specific directives of the Board, which directives are consistent with the scope and nature of the Optionee's duties and responsibilities, and which are not remedied by the Optionee within thirty (30) days after being notified in writing of his failure by the Board;

                            (C)    The Optionee's conviction of a felony; or

                            (D) A breach of the Optionee's fiduciary duty to the Corporation or any Parent or Subsidiary corporation or willful violation in the course of performing his duties for the Corporation or any Parent or Subsidiary corporation of any law, rule or regulation (other than traffic violations or other minor offenses). No act or failure to act on the Optionee's part shall be considered willful unless done or omitted to be done in bad faith and without reasonable belief that the action or omission was in the best interest of the Corporation or any Parent or Subsidiary corporation.

              (e) Stockholder Rights. No shares of Common Stock shall be issued until payment, as provided herein, therefor has been made. An Optionee shall have none of the rights of a stockholder with respect to the Common Stock covered by an option until such Optionee shall have exercised the option and paid the option price.

       2.     INCENTIVE OPTIONS

       The terms and conditions specified below shall be applicable to all Incentive Options granted under this Plan. Incentive Options may only be granted to individuals who are Employees. Options which are specifically designated as Non-Statutory Options when issued under this Plan shall not be subject to such terms and conditions.

              (a) Option Price. The option price per share of the Common Stock subject to an Incentive Option shall in no event be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the grant date.

              (b) Dollar Limitation. The aggregate Fair Market Value (determined as of the respective date or dates of grant) of the Common Stock for which one or more options granted to any Employee under this Plan (or any other plan of the Corporation or any Parent or Subsidiary corporation) may for the first time become exercisable as incentive stock options under the Federal tax laws during any one calendar year shall not exceed the sum of One Hundred Thousand Dollars ($100,000). To the extent the Employee holds two or more such options which become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability thereof as Incentive Options under the Federal tax laws shall be applied on the basis of the order in which such options are granted. In the event the limits of this Section 2(b) would otherwise be exceeded, the Optionee may still exercise the options, but such option, to the extent of such excess, shall be deemed to be a Non-Statutory Option. Except as modified by the preceding provisions of this Section 2, all the provisions of this Plan shall be applicable to the Incentive Options granted hereunder.

       3.     LIMITED SURRENDER RIGHTS

              (a) Should a Change in Control occur at a time when the Corporation's outstanding capital stock is registered under Section 12 of the Exchange Act, then each Optionee who is at the time an officer or director of the Corporation subject to the short-swing profit restrictions of the Federal securities laws shall have the right to surrender any or all options held by such individual under this Plan, to the extent such options have been outstanding for at least six (6) months and are at the time exercisable for vested shares. In return for each surrendered option, the officer or director shall receive an appreciation distribution from the Corporation in an amount equal to the excess of (i) the aggregate Acquisition Price (as such term is hereinafter defined) of the number of shares in which such individual is at the time vested under the surrendered option over (ii) the aggregate option price payable for such vested shares. Such limited surrender right shall be exercisable for a period not to exceed thirty (30) days following the completion of the Change in Control. Neither the approval of the Committee nor the consent of the Board shall be required for such surrender, and the distribution to which such Optionee shall become entitled upon the option surrender shall be made entirely in cash.

              (b) The "Acquisition Price" per share of the vested Common Stock subject to the surrendered option shall be deemed to be equal to the greater of (i) the Fair Market Value per share on the date of surrender or (ii) the highest reported price per share paid in effecting the Change in Control of the Corporation's outstanding voting stock. However, if the surrendered option is an Incentive Option, then the Acquisition Price of the vested shares subject to the surrendered option shall not exceed the clause (i) value per share.

       4.     CORPORATE TRANSACTIONS

              (a) In the event of any Corporate Transaction, each option outstanding under this Plan shall automatically accelerate so that each such option shall, immediately prior to the specified effective date for such Corporate Transaction, become fully exercisable with respect to the total number of shares of Common Stock at the time subject to such option and may be exercised for all or any portion of such shares.

              (b) Upon the consummation of the Corporate Transaction, each option outstanding under this Plan shall terminate and cease to be exercisable.

              (c) The exercisability as incentive stock options under the Federal tax laws of any options accelerated in connection with the Corporate Transaction shall remain subject to the applicable dollar limitation of subsection 2(b) of this Article II.

              (d) The grant of options under this Plan shall in no way affect the legal right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

       5.     CANCELLATION AND NEW GRANT OF OPTIONS

       The Committee shall have the authority to effect, at any time and from time to time, with the consent of the affected Optionees, the cancellation of any or all outstanding options under this Plan and to grant in substitution therefor new options under this Plan covering the same or different numbers of shares of Common Stock but having an option price per share not less than eighty-five percent (85%) of the Fair Market Value per share of Common Stock on the new grant date (or one hundred percent (100%) of such Fair Market Value in the case of an Incentive Option or, in the case of an Incentive Option held by a 10% Stockholder, not less than one hundred and ten percent (110%) of such Fair Market Value).

       6.     EXTENSION OF EXERCISE PERIOD

       The Committee shall have full power and authority to extend (either at the time while the option is granted or at any time while the option remains outstanding) the period of time for which the option is to remain exercisable following an Optionee's cessation of Service, from the limited period set forth in the Stock Option Agreement to such greater period of time as the Committee may deem appropriate under the circumstances. In no event, however, shall such option be exercisable after the specified expiration date of the option term.


                                  ARTICLE III

                                 MISCELLANEOUS

       1.     LOANS

              (a) The Committee may assist any Optionee (including an Optionee who is an officer or director of the Corporation) in the exercise of one or more options granted to such Optionee under this Plan, including the satisfaction of any Federal, State and local income and employment tax obligations arising therefrom, by

                     (i) authorizing the extension of a loan from the Corporation to such Optionee, or

                     (ii) permitting the Optionee to pay the option price for the purchased Common Stock in installments over a period of years.

              (b) The terms of any loan or installment method of payment (including the interest rate and terms of repayment) shall be established by the Committee in its sole discretion. Loans or installment payments may be granted with or without security or collateral. In all events the maximum credit available to each Optionee may not exceed the sum of (i) the aggregate option price or purchase price payable for the purchased shares (less the par value payable for the purchased shares) plus (ii) any Federal, State or local income and employment tax liability incurred by the Optionee in connection with such exercise.

              (c) The Committee may, in its absolute discretion, determine that one or more loans extended under the financial assistance program shall be subject to forgiveness by the Corporation in whole or in part upon such terms and conditions as the Committee in its discretion deems appropriate.

       2.     AMENDMENT OF THIS PLAN AND AWARDS

              (a) The Board shall have complete and exclusive power and authority to amend, modify, suspend, discontinue or terminate this Plan in any or all respects whatsoever. However, no such amendment, modification, suspension, discontinuance or termination shall adversely affect the rights and obligations of an Optionee with respect to options at the time outstanding under this Plan, unless the Optionee consents thereto. No option may be granted during any suspension of this Plan or after its termination. In addition, the Board shall not, without the approval of the Corporation's stockholders, amend this Plan to (i) materially increase the maximum number of shares issuable under this Plan (except for permissible adjustments under Article I, Section 4(c)),
       (ii) change the minimum option price, (iii) increase the maximum terms for options granted hereunder, (iv) remove the administration of this Plan from the Committee, (v) materially increase the benefits accruing to individuals who participate in this Plan or (vi) materially modify the eligibility requirements for participation in this Plan.

              (b) Options to purchase shares of Common Stock may be granted under this Plan which are in excess of the number of shares then available for issuance under this Plan, provided there is obtained Board approval of an amendment sufficiently increasing the number of shares of Common Stock available for issuance under this Plan prior to the actual option grant and stockholder approval of such amendment prior to the exercise of the option. If such stockholder approval is not obtained within twelve (12) months after the date the amendment to this Plan is approved by the Board, then all options representing such excess shall terminate and cease to be exercisable.

       3.     EFFECTIVE DATE AND TERM OF PLAN

              (a) This Plan shall become effective when adopted by the Board. All options previously granted under this Plan shall remain in full force and effect, subject to the terms of the Stock Option Agreements under which they were issued and this Plan.

              (b) This Plan shall terminate upon the earlier of (i) August 19, 2001 or (ii) the date on which all shares available for issuance under this Plan have been issued or cancelled pursuant to the exercise or surrender of options granted hereunder. If the date of termination is determined under clause (i) above, then no options outstanding on such date shall be affected by the termination of this Plan, and such securities shall thereafter continue to have force and effect in accordance with the provisions of the Stock Option Agreements evidencing such options.

       4.     USE OF PROCEEDS

       Any cash proceeds received by the Corporation from the issuance of shares of Common Stock under this Plan shall be used for general corporate purposes.

       5.     CONTINUATION OF EMPLOYMENT

       Nothing contained in this Plan (or in any option granted pursuant to this Plan) shall confer upon any Optionee any right to continue in the employ of the Corporation or any Parent or Subsidiary corporation or constitute any contract or agreement of employment or interfere in any way with the right of the Corporation or any Parent or Subsidiary corporation to reduce any Optionee's compensation from the rate in existence at the time of the granting of an option or to terminate such Optionee's employment. Nothing contained herein or in any Stock Option Agreement shall affect any other contractual rights of an Optionee.

       6.     WITHHOLDING

       The Corporation's obligation to deliver shares upon the exercise or surrender of any options granted under this Plan shall be subject to the satisfaction of all applicable Federal, State and local income and employment tax withholding requirements. The Corporation or any Parent or Subsidiary corporation that employs any Optionee shall have the right to deduct any sums that the Committee reasonably determines that Federal, State or local tax law requires to be withheld with respect to the exercise of any option or as otherwise may be required by those laws. Neither the Corporation nor any Parent or Subsidiary corporation shall be obligated to advise any Optionee of the existence of the tax or the amount which the employer corporation will be so required to withhold. Upon the exercise of a Non-Statutory Option, if tax withholding is required, an Optionee may, with the consent of the Committee, have shares of Common Stock withheld ("Share Withholding") by the Corporation from the shares otherwise to be received; provided, however, that if the Optionee is subject to the provisions of Section 16 under the Exchange Act, no Share Withholding shall be permitted unless such transaction complies with the requirements of Rule 16b-3 promulgated under the Exchange Act. The number of shares so withheld should have an aggregate Fair Market Value on the date of exercise sufficient to satisfy the applicable withholding taxes.

       7.     REGULATORY APPROVALS

       The implementation of this Plan, the granting of any options hereunder and the issuance of Common Stock upon the exercise or surrender of the option grants made hereunder shall be subject to the Corporation's procurement of all approvals and permits required by regulatory authorities having jurisdiction over this Plan, the options granted under it and the Common Stock issued pursuant to it. Without limiting the generality of the foregoing, no options granted hereunder may be exercised and no shares of Common Stock issuable upon exercise of such options may be transferred unless and until the Committee determines that such exercise/transfer will be made in compliance with all applicable laws, rules and regulations, including, without limitation, applicable securities laws, rules and regulations. The Corporation does not have any obligation to take any action to (i) register or qualify options or shares of Common Stock pursuant to applicable laws or to perfect an exemption from such registration/qualification requirements or (ii) list the shares of Common Stock for trading on any stock exchange or automated transaction reporting system.

       8.     GOVERNING LAW

       This Plan and the options issued hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of Texas applicable to contracts made and performed within that State.

       9.     COMPLIANCE WITH RULE 16B-3

       At such time and so long as the Corporation shall have a class of equity securities registered under Section 12 of the Exchange Act, it is intended that this Plan be applied and administered in compliance with Rule 16b-3. If any provision of this Plan would be in violation of Rule 16b-3 if applied as written, such provision shall not have effect as written and shall be given effect so as to comply with Rule 16b-3, as determined by the Committee. The Board is authorized to amend this Plan and to make any such modifications to the Stock Option Agreements to comply with Rule 16b-3, as it may be amended from time to time, and to make any other such amendments or modifications deemed necessary or appropriate to better accomplish the purposes of this Plan in light of any amendments made to Rule 16b-3.

       10.    NO LIABILITY FOR GOOD FAITH DETERMINATIONS

       Neither the members of the Board nor any member of the Committee shall be liable for any action, failure to act, omission or determination taken or made in good faith with respect to this Plan or any option granted under it.

       11.    OTHER BENEFITS

       Participation in this Plan shall not preclude the Optionee from eligibility in any other stock option plan of the Company or any Parent or Subsidiary corporation or any old age, benefit, insurance, pension, profit sharing, retirement, bonus or other extra compensation plans which the Corporation or any Parent or Subsidiary corporation has adopted, or may, at any time, adopt for the benefit of its employees.

       12.    EXECUTION OF RECEIPTS AND RELEASES

       Any payment or any issuance or transfer of shares of Common Stock to an Optionee, or to his legal representative, heir, legatee or distributee, in accordance with the provisions hereof, shall, to the extent thereof, be in full satisfaction of all claims of such persons hereunder. The Committee may require any Optionee, legal representative, heir, legatee or distributee, as a condition precedent to such payment, to execute a release and receipt therefor in such form as it shall determine.

       13.    PAYMENT OF EXPENSES

       All expenses incident to the administration, termination or performance of this Plan, including, without limitation, legal and accounting fees, shall be paid by the Corporation. All expenses incurred by an Optionee shall be paid by such Optionee.

       14.    CORPORATE RECORDS

       Records of the Corporation or any Parent or Subsidiary corporation regarding the Optionee's period of employment, termination of employment and the reason therefor, leaves of absence, re-employment and other matters shall be conclusive for all purposes hereunder, unless determined by the Board to be incorrect.

                                   EXHIBIT A

                             STOCK OPTION AGREEMENT





EXHIBIT A

                                   EXHIBIT B

                        NOTICE OF GRANT OF STOCK OPTION





EXHIBIT B

                                                                   EXHIBIT 11.1

                           PAGEMART WIRELESS, INC.


                                                                          THREE MONTHS ENDED SEPTEMBER 30, 1996
                                                                          ----------------------------------------
                                                                           NUMBER         PERCENT      EQUIVALENT
                                                                          OF SHARES     OUTSTANDING      SHARES
                                                                          ----------    -----------    -----------
COMMON STOCK
   From Founders' Stock                                                    2,300,000       100.00%       2,300,000
   Stock Options Exercised                                                   553,164        99.96%         552,943
   Preferred Stock Converted to Common Stock                              15,310,943       100.00%      15,310,943
   1994 Common Stock Offerings                                            11,242,857       100.00%      11,242,857
   1995 Common Stock Offerings                                             4,323,874       100.00%       4,323,874
   1996 Common Stock Offering                                              6,000,000       100.00%       6,000,000
                                                                          ----------                  ------------
                                                                          39,730,838                    39,730,617

WEIGHTED AVERAGE SHARES OUTSTANDING                                                                     39,730,617

NET LOSS                                                                                              ($11,986,000)

NET LOSS PER SHARE                                                                                          ($0.30)
                                                                                                      ============


                                                                 EXHIBIT 11.2

                            PAGEMART WIRELESS, INC.


                                                   FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1995
                                                   ---------------------------------------------
                                                       NUMBER         PERCENT        EQUIVALENT
                                                     OF SHARES      OUTSTANDING        SHARES
                                                    ----------      -----------        ------

COMMON STOCK
   From Founders' Stock                                 2,300,000        100.00%       2,300,000
   Stock Options Exercised                                479,992        100.00%         479,992
   Preferred Stock Converted to Common Stock           15,310,943        100.00%      15,310,943
   1994 Common Stock Offerings                         11,242,857        100.00%      11,242,857
   1995 Common Stock Offerings                          4,323,874        100.00%       4,323,874
                                                    -------------                   ------------
                                                       33,657,666                     33,657,666

Total adjustments to outstanding shares:                                               1,033,577

WEIGHTED AVERAGE SHARES OUTSTANDING                                                   34,691,243

NET LOSS                                                                            ($13,366,000)

NET LOSS PER SHARE                                                                        ($0.39)
                                                                                    ============

                                                                   EXHIBIT 11.3

                            PAGEMART WIRELESS, INC.


                                                                                 YTD ENDED JUNE 13, 1996
                                                                      --------------------------------------------
                                                                           NUMBER        PERCENT       EQUIVALENT
                                                                          OF SHARES    OUTSTANDING       SHARES
                                                                          ---------    -----------       ------

COMMON STOCK
   From Founders' Stock                                                    2,300,000       100.00%       2,300,000
   Stock Options Exercised                                                   537,414        99.47%         534,581
   Preferred Stock Converted to Common Stock                              15,310,943       100.00%      15,310,943
   1994 Common Stock Offerings                                            11,242,857       100.00%      11,242,857
   1995 Common Stock Offerings                                             4,323,874       100.00%       4,323,874
                                                                        ------------                  ------------
                                                                          33,715,088                    33,712,255

Adjustments to outstanding shares:
   Add Exercises for 6/13/95 - 6/13/96 at 100%                                              2,833
   Add Shares Issuable upon Exchange of Shares in
       PageMart Canada Holding                                                            714,286
   Add Weighted Average Grants Issued 6/13/95 -
       6/13/96                                                                            261,869
                                                                                          -------
Total adjustments to outstanding shares:                                                  978,988
                                                                                                      ------------
Weighted Average Shares Outstanding (as adjusted) at 6/13/96                                            34,691,243

6/13/96 Shares Weighted at 165 days                                                                     20,890,712

                                                                            JUNE 14 THROUGH SEPTEMBER 30, 1996
                                                                      --------------------------------------------
                                                                           NUMBER        PERCENT       EQUIVALENT
                                                                          OF SHARES    OUTSTANDING       SHARES
                                                                          ---------    -----------       ------
COMMON STOCK
   From Founders' Stock                                                    2,300,000       100.00%       2,300,000
   Stock Options Exercised                                                   553,164        99.63%         551,134
   Preferred Stock Converted to Common Stock                              15,310,943       100.00%      15,310,943
   1994 Common Stock Offerings                                            11,242,857       100.00%      11,242,857
   1995 Common Stock Offerings                                             4,323,874       100.00%       4,323,874
   1996 Common Stock Offering                                              6,000,000       100.00%       6,000,000
                                                                        ------------                  ------------
                                                                          39,730,838                    39,728,808

Weighted Average Shares Outstanding at 9/30/96                                                          39,728,808

9/30/96 Shares Weighted at 109 days                                                                     15,804,526

WEIGHTED AVERAGE OF SHARES OUTSTANDING at 6/13/96 and 9/30/96                                           36,695,238

NET LOSS                                                                                              ($35,733,000)

NET LOSS PER SHARE                                                                                          ($0.97)
                                                                                                      ============

                                                                    EXHIBIT 11.4

                            PAGEMART WIRELESS, INC.


                                                            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                                                            --------------------------------------------
                                                                NUMBER         PERCENT      EQUIVALENT
                                                               OF SHARES     OUTSTANDING      SHARES
                                                               ---------     -----------      ------
COMMON STOCK
   From Founders' Stock                                          2,300,000       100.00%       2,300,000
   Stock Options Exercised                                         479,992        99.70%         478,545
   Preferred Stock Converted to Common Stock                    15,310,943       100.00%      15,310,943
   1994 Common Stock Offerings                                  11,242,857       100.00%      11,242,857
   1995 Common Stock Offerings                                   4,323,874        59.20%       2,559,848
                                                              ------------                  ------------
                                                                33,657,666                    31,892,193

Total adjustments to outstanding shares:                                                       1,033,577

WEIGHTED AVERAGE SHARES OUTSTANDING                                                           32,925,770

NET LOSS                                                                                    ($41,088,000)

NET LOSS PER SHARE                                                                                ($1.25)
                                                                                            ============